UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
001-34993

CUSIP NUMBER
22945C105
NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K	☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CTPartners Executive Search Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1166 Avenue of the Americas, 3rd Fl.,
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently engaged in discussions with an institutional lender with respect to a second lien financing. In connection with the financing, the Company anticipates entering into an amendment to its existing credit facility with JP Morgan. The Company’s management has been, and continues to be, largely occupied with the financing, and these efforts have required a significant amount of time and resources that would normally be devoted to preparing the Company’s Form 10-K and related matters. In addition, whether the Company completes the financing and, if so, the terms thereof would impact the Company’s financial statements and other information required to be disclosed in the Annual Report for the year ended December 31, 2014. In light of the foregoing, the Company could not complete the financial statements and related information required to be included in the Annual Report by the scheduled filing deadline.

The Company expects to complete this financing in the near future and intends to file its Form 10-K within the 15 calendar days provided by Rule 12b-25 under the Securities Exchange Act of 1934.

SEC 1344 (04-09)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William J. Keneally, Chief Financial Officer	(212)	588-3500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).            Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes ☒ No ☐
.
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenue is estimated at $172.5 million in 2014, compared to $130.3 million in 2013. The increase in net revenue is attributed to both acquisitions and organic growth.

Net income for the year ended December 31, 2014 is estimated at $3.4 million, as compared to a net loss of $1.8 million for the same period in 2013. The change is driven by an increase in revenues, partially offset by increase in operating expenses.

CTPartners Executive Search Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	/s/William J. Keneally	By	March 31, 2015

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).